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JP843204	August 17, 2016

Mr. Nicholas P. Panos

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Relypsa, Inc.
Schedule TO-T
Filed August 4, 2016 by Vifor Pharma USA Inc. and Galenica AG
Amendment No. 1 to Schedule TO-T
Filed August 9, 2016
File Number 005-87732

Dear Mr. Panos:

On behalf of our clients, Vifor Pharma USA Inc. (“Purchaser”) and Galenica AG (“Galenica,” and together with Purchaser, the “Filing Persons”), we are providing the Filing Persons’ responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 12, 2016, with respect to the Filing Persons’ tender offer statement on Schedule TO (File No. 005-87732) (the “Schedule TO”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Schedule TO.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Filing Persons’ response. Terms not otherwise defined in this letter shall have the meanings set forth in the offer to purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

Schedule TO-T filed August 4, 2016, as amended August 9, 2016

1. While we recognize Galenica AG has executed the Schedule TO, the cover page of the filing only identifies Galenica AG as the “Parent of Offeror.” General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, however, defines the term Offeror to include persons on whose behalf the offer is being made. Refer to Rule 14d-1(g)(2). Please revise accordingly, or advise.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS

DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • JEDDAH • LONDON • LOS ANGELES • MADRID

MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH

SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Mr. Nicholas P. Panos

Securities and Exchange Commission

August 17, 2016

Response:

In accordance with the Staff’s comment, the disclosure on the cover page of the Schedule TO has been revised pursuant to Amendment No. 2 to provide that Galenica AG is an Offeror as defined in Rule 14d-1(g)(2).

Exhibit (a)(1)(A) – Offer to Purchase

Withdrawal Rights, page 8

2. Please revise to expressly discuss the availability of the statutory withdrawal rights under Section 14(d)(5) of the Exchange Act. Please include clarifying disclosure in the Summary Term Sheet section on page v.

In accordance with the Staff’s comment, the Filing Persons have revised the disclosure on page v and page 9 to clarify that the stockholders of Relypsa have statutory withdrawal rights under Section 14(d)(5) of the Exchange Act.

Condition of the Offer, page 40

3. We note disclosure that the conditions may be asserted or waived at any time and the failure by Galenica or Purchaser to exercise any of the conditions shall not be deemed a waiver of any such right. To the extent an offer condition is triggered, and such conditions is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

The Filings Persons acknowledge that all conditions to the Offer (other than those conditions dependent upon the receipt of government approvals necessary to consummate the Offer) must be satisfied or waived at or prior to the expiration of the Offer. In accordance with the Staff’s comment, the Filing Persons have revised the disclosure on pages 41 and 42 to clarify that the conditions to the Offer must be satisfied or waived at or prior to the expiration of the Offer.

*    *    *    *    *    *     *

Mr. Nicholas P. Panos

Securities and Exchange Commission

August 17, 2016

We have been authorized by the Filing Persons to inform you that each Filing Person acknowledges that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please contact me at (212) 326-8319 or by email at amlevine@jonesday.com.

Very truly yours,

By:	/s/ Andrew M. Levine
Andrew M. Levine

cc:	Justin Kisner, United States Securities and Exchange Commission
Oliver M. Kronenberg, Galenica AG
Jeffrey Symons, Jones Day